SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Business Plan for 2006-2010

(Rio de Janeiro, August 19, 2005). – PETRÓLEO BRASILEIRO S/A – PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its Board of Directors, at a meeting today, approved the Business Plan for 2006-2010.

This Business Plan takes as its fundamental premise, the positioning defined in the Petrobras Strategic Plan for 2015, which was approved in May 2004. The monitoring of corporate scenarios has shown that there is no need to alter this positioning, regarding the Mission, the Vision or corporate objectives.

In general terms, the Business Plan for 2006-2010 maintains the aggressive targets of company growth established in the previous Plan for 2010. This includes oil production, NGL and natural gas in Brazil (2,860,000 boed), which will make possible a larger use of national petroleum in the throughput (91%), guaranteeing self-sufficiency in 2006.

Targets	Actual 2004	Previous BP 2006-10	Current BP 2006-10
Production of oil and Natural Gas – Total	2,020 thous.boed	3,421 thous.boed	3,405 thous.boed
Production of oil and Natural Gas – Brazil	1,758 thous.boed	2,808 thous.boed	2,860 thous.boed
Production of oil and Natural Gas – International	262 thous.boed	613 thous.boed	545 thous.boed
Total Throughput – Brazil	1,728 thous.bpd	1,870 thous.bpd	1,869 thous.bpd
Domestic oil participation in the throughput	76%	91%	91%
Total Throughput – Brazil and Exterior	1,847 thous.bpd	1,970 thous.bpd	2,023 thous.bpd
Sales Volume of domestic oil surplus	181 thous.bpd	550 thous.bpd	522 thous.bpd
Refining units cost in Brazil US$/boe	US$ 1.34 p/boe	US$ 1.58 p/boe	US$ 2.02 p/boe
Lifting unit cost in Brazil without governamental take (US$/boe)	US$ 4.26 p/boe	US$ 3.00 p/boe	US$ 4.48 p/boe

The Business Plan for 2006-2010 includes total investments of US$ 56.4 billion during the period. This represents an average of US$ 11.3 billion each year. 87% (US$ 49.3 billion) of this amount is in Brazil and 13% (US$ 7.1 billion) is abroad. Regarding the international business, 82% of the investment is being applied in the core areas (Latin America, West Africa and the Gulf of Mexico). Of the investment in Brazil, in addition to a significant increase in E&P and Supply, the growth in Gas and Energy (150%) should be highlighted, to account for the expanding demand for gas in the country.

US$ billions
Business Areas (2006-10)	Previous BP 2006-2010	Current BP 2006-10	Difference	% Difference
E&P	16.1	28.0	11.9	54%
Downstream	9.3	12.9	3.6	16%
Gas & Energy	2.6	6.5	3.9	18%
International	5.0	7.1	2.1	10%
Distribution	0.8	0.9	0.1	1%
Corporate	0.6	1.0	0.4	1%
Total	34.5	56.4	22.0	100%
Investments forecast in the previous plan of US$ 53.6 billion for the period 2004-2010, corresponding to the period 2006-2010.

The Company is maintaining in its Business Plan for 2006-2010 a policy of pricing tied to the international market. Petrobras estimates its cash generation approximately US$ 58.9 billion during the period (net of dividend payments), an amount sufficient to cover the entire Investment Plan. The funding in the financial market will be US$ 12.2 billion and the amortization of debts will be US$ 14.7 billion. Petrobras will continue with its policy of lengthening its debt duration and reducing financial leverage. The average ROCE expected during the period is 15%.

US$ billions
Sources and Uses	Sources	Uses
Third parties	12.2	-
Cash flow net of dividends	58.9	-
Debt amortization	-	14.7
Investiments	-	56.4
Total	71.1	71.1

Financial Targets	2006-10 Average
Return on Capital Employed (ROCE) (%)	15
Financial Leverage (%)	28

The revision of the plan has realistically incorporated the increases in costs arising mainly from the increase in oil price in the international market. This has changed from US$ 29.00 (Brent average in 2003) when the Business Plan for 2004-2010 was prepared, to an average projected level of US$ 52.50 for 2005. This increase of more than 80% has created reflexes in the entire production chain, mainly in the costs of services, maintenance, equipment and specialized operations in the oil sector, with impacts on the lifting costs and refining in all oil sector companies. The heating of the global economy has also had a direct effect on several industrial segments that are included in the supply chain of goods and basic materials for the industry.

These cost increases have had a direct impact on the current investment forecasts for projects. There has been an increase of US$ 10.3 billion in existing projects due to increased costs and the widening of their range. The volume of investments for the period includes the anticipation of various projects, to the extent of US$ 3.9 billion and the introduction of new investments, with resources estimated at US$ 7.8 billion.

About 65% of the investments in projects in the country will be given to suppliers in the domestic market, amounting to an average of US$ 6.4 billion per year. The sectors of construction, assembly and acquisition of materials will amount to 77% of investments in the domestic market. In relation to its personnel, Petrobras will require approximately 419,000 staff on average in Brazil during the period 2006-10, of which 160,000 will be directly employed.

Social Targets	2006-10 Average
Demand for Direct Jobs	160 thous.
Indirect Jobs	259 thous.

The quantitative assumptions relating to tendencies in the market and the prices and margins of oil and its oil products, at an international level, were revalued taking into account the high price of oil since 2004. This had a major impact on the industry as a whole, in positive terms regarding the larger generation of income and profits but in negative terms regarding the increase in operational costs and investments.

Indexes	2006-2010
GPD – World (% pa) – PPP(*)	4.2
GPD – Latin America (% pa) – PPP	3.7
GPD – Brazil (% pa)	4.0
FX rate (R$/US$)	3.0
Robustness Brent (US$/bbl)	19.0
Brent for funding (US$/bbl)	2006 - 45.00 2007 - 30.00 2008 - 2010 - 25.00
Oil products	Linked to prices in the international market, without changes in the relative prices http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.